GRASIM
ADITYA BIRLA GROUP

82-3322

SUPPL

14th April, 2006

06013259

BY AIR MAIL

Securities & Exchange Commiss
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SEC MAIL RECEIVED
MAY 0 9 2006
WASH. D.C. 185

Dear Sir,

1. Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 27th April, 2006. The Agenda of the meeting amongst other items will include the following:-

   i) to consider and approve the audited accounts of the Company for the year ended 31st March, 2006; and

   ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2006.

2. As the Company is declaring its Audited Annual Results within 3 months from the close of the financial year, we will not publish the unaudited financial results for the last quarter ended on 31st March, 2006.

Thanking you,

Yours faithfully,

PROCESSED
MAY 1 2 2006
THOMSON FINANCIAL

Ashok Malu
Company Secretary

dw 5/10

GRASIM INDUSTRIES LIMITED